Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2025 Financial Results

SHANGHAI, China, November 13, 2025 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights:

•	Average daily active users (DAUs) were 117.3 million, representing an increase of 9% year over year.

•

Total net revenues were RMB7.69 billion (US$1.08 billion), representing an increase of 5% year over year, including RMB2.57 billion (US$361.0 million) in advertising revenues, which increased by 23% year over year.

•	Gross profit was RMB2.82 billion (US$395.8 million), representing an increase of 11% year over year. Gross profit margin reached 36.7%, improving from 34.9% in the same period of 2024.

•

Net profit was RMB469.4 million (US$65.9 million), compared with a net loss of RMB79.8 million in the same period of 2024. Net profit margin was 6.1%, compared with a net loss margin of 1.1% in the same period of 2024.

•	Adjusted net profit[1] was RMB786.3 million (US$110.5 million), representing an increase of 233% year over year. Adjusted net profit margin[1] was 10.2%, improving from 3.2% in the same period of 2024.

“We maintained strong momentum in the third quarter, led by remarkable community growth and continued financial progress,” said Mr. Rui Chen, Chairman and Chief Executive Officer of Bilibili. “Each of our core user metrics reached all-time highs in the third quarter. DAUs increased by 9% year over year to 117 million, monthly active users were up 8% to 376 million, and monthly paying users also grew by 17% to 35 million. During the quarter, average daily time spent also reached a record high of 112 minutes, up 6 minutes year over year. This solid user growth and deeper engagement reflect over a decade of focus on high-quality content and the distinctive community experience we have cultivated. As we grow with our users, their engagement increasingly translates into commercial value. We will keep reinforcing this healthy cycle across our user and commercial ecosystem, where a vibrant community directly fuels business growth and creates long-term value for all of our stakeholders.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “A year ago, Bilibili turned profitable on a non-GAAP basis. Building on that milestone, we have continued to grow our businesses and meaningfully improved our financials throughout 2025. In the third quarter, total revenues grew by 5% year over year to RMB7.69 billion, with 23% growth in advertising revenues. Gross profit rose by 11% year over year, and our gross profit margin expanded to 36.7%, marking the 13th quarter of consecutive growth. Through increased operating leverage and disciplined cost management, our non-GAAP net profit surged by 233% year over year to RMB786 million in the third quarter. Our non-GAAP net profit margin expanded to 10.2% in the third quarter, a substantial improvement from 3.2% in the same period of 2024. This continued momentum reinforces our ability to maintain a healthy balance sheet and positions us to reinvest in innovation and capture new opportunities in the evolving technology landscape.”

Third Quarter 2025 Financial Results

Total net revenues. Total net revenues were RMB7.69 billion (US$1.08 billion), representing an increase of 5% from the same period of 2024.

Value-added services (VAS). Revenues from VAS were RMB3.02 billion (US$424.6 million), representing an increase of 7% from the same period of 2024, mainly attributable to increased revenues from premium memberships and other value-added services.

Advertising. Revenues from advertising were RMB2.57 billion (US$361.0 million), representing an increase of 23% from the same period of 2024, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.51 billion (US$212.2 million), representing a decrease of 17% from the same period of 2024, mainly attributable to the high prior-year comparison baseline following the successful launch of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

IP derivatives and others. Revenues from IP derivatives and others were RMB582.3 million (US$81.8 million), representing an increase of 3% from the same period of 2024.

Cost of revenues. Cost of revenues was RMB4.87 billion (US$683.7 million), representing an increase of 2% from the same period of 2024. The increase was mainly due to higher revenue sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, were RMB3.04 billion (US$426.5 million), representing an increase of 4% from the same period of 2024.

Gross profit. Gross profit was RMB2.82 billion (US$395.8 million), representing an increase of 11% from the same period of 2024, mainly attributable to the growth in total net revenues and relatively stable costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.46 billion (US$346.1 million), representing a decrease of 6% from the same period of 2024.

Sales and marketing expenses. Sales and marketing expenses were RMB1.05 billion (US$147.6 million), representing a decrease of 13% from the same period of 2024. The decrease was attributable to lower mobile games marketing expenses.

General and administrative expenses. General and administrative expenses were RMB508.7 million (US$71.5 million), remaining stable compared with the same period of 2024.

Research and development expenses. Research and development expenses were RMB904.5 million (US$127.1 million), remaining stable compared with the same period of 2024.

Profit/(loss) from operations. Profit from operations was RMB353.9 million (US$49.7 million), compared with a loss of RMB66.7 million in the same period of 2024.

Adjusted profit from operations1. Adjusted profit from operations was RMB687.9 million (US$96.6 million), representing an increase of 153% from the same period of 2024.

Total other income/(expenses), net. Total other income was RMB100.7 million (US$14.1 million), compared with total other expenses of RMB21.5 million in the same period of 2024.

Income tax benefit. Income tax benefit was RMB14.8 million (US$2.1 million), compared with RMB8.4 million in the same period of 2024.

Net profit/(loss). Net profit was RMB469.4 million (US$65.9 million), compared with a net loss of RMB79.8 million in the same period of 2024.

Adjusted net profit1. Adjusted net profit was RMB786.3 million (US$110.5 million), representing an increase of 233% from the same period of 2024.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted earnings per share were RMB1.13 (US$0.16) and RMB1.05 (US$0.15), respectively, compared with basic and diluted net loss per share of RMB0.19 each in the same period of 2024. Adjusted basic and diluted earnings per share were RMB1.89 (US$0.27) and RMB1.75 (US$0.25), respectively, compared with RMB0.57 each in the same period of 2024.

Net cash provided by operating activities. Net cash provided by operating activities was RMB2.02 billion (US$283.2 million), compared with RMB2.23 billion in the same period of 2024.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2025, the Company had cash and cash equivalents, time deposits and short-term investments of RMB23.49 billion (US$3.30 billion).

Share Repurchase Program

Pursuant to the Company’s two-year US$200 million share repurchase program, which was approved by the Board of Directors in November 2024, the Company had repurchased a total of 6.4 million of its listed securities as of September 30, 2025, for a total cost of US$116.4 million. As of September 30, 2025, the remaining amount of Board authorization for the Company’s share repurchase program was approximately US$83.6 million.

Change of Joint Company Secretary and Process Agent

Ms. Lai Ying Tung has been appointed as Joint Company Secretary and an authorized representative of the Company for accepting the service of process and notices on behalf of the Company in Hong Kong pursuant to Rule 19.05(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), effective November 13, 2025. Ms. Lai replaces Ms. Chau Hing Ling Anita, who stepped down from these roles, effective on the same date. Ms. Chau has confirmed she has no disagreement with the Board and that there are no other matters relating to her resignation that need to be brought to the attention of shareholders or The Stock Exchange of Hong Kong Limited. Mr. Xin Fan, Chief Financial Officer, continues to serve as the Company’s other Joint Company Secretary.

Ms. Lai is currently a manager of corporate services of Vistra Corporate Services (HK) Limited and she has nearly 10 years of experience in corporate secretarial, providing a full range of corporate and compliance services to listed and private companies. She currently assists with corporate secretarial affairs of certain companies listed on the Main Board of the Hong Kong Stock Exchange. Ms. Lai obtained a master’s degree in Corporate Governance from Hong Kong Metropolitan University. She has been an associate member of The Hong Kong Chartered Governance Institute and of The Chartered Governance Institute in the United Kingdom since 2021.

[1]

Adjusted profit from operations, adjusted net profit, adjusted net profit margin and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 13, 2025 (8:00 PM Beijing/Hong Kong Time on November 13, 2025). Details for the conference call are as follows:

Event Title:   Bilibili Inc. Third Quarter 2025 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI1fe01172142541e9b7728979958e79c2

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) margin, adjusted net profit/(loss) per share and per ADS, basic and diluted and adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and loss on repurchase of convertible senior notes. The Company calculates adjusted net profit/(loss) margin by dividing the adjusted net profit/(loss) by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,821,269	2,836,596	3,022,526	7,916,066	8,666,462
Advertising	2,094,427	2,448,888	2,569,930	5,800,502	7,016,453
Mobile games	1,822,609	1,612,333	1,510,739	3,812,786	4,854,227
IP derivatives and others	567,315	439,873	582,266	1,568,010	1,489,257

Total net revenues	7,305,620	7,337,690	7,685,461	19,097,364	22,026,399
Cost of revenues	(4,758,434)	(4,661,844)	(4,867,533)	(13,111,617)	(13,993,527)

Gross profit	2,547,186	2,675,846	2,817,928	5,985,747	8,032,872
Operating expenses:
Sales and marketing expenses	(1,202,407)	(1,048,189)	(1,050,774)	(3,165,062)	(3,265,938)
General and administrative expenses	(505,386)	(509,631)	(508,669)	(1,525,202)	(1,533,938)
Research and development expenses	(906,072)	(866,414)	(904,537)	(2,765,893)	(2,612,428)

Total operating expenses	(2,613,865)	(2,424,234)	(2,463,980)	(7,456,157)	(7,412,304)

(Loss)/profit from operations	(66,679)	251,612	353,948	(1,470,410)	620,568
Other (expenses)/income:
Investment loss, net (including impairments)	(70,957)	(56,875)	(70,336)	(186,890)	(189,414)
Interest income	91,279	101,639	122,526	324,830	318,338
Interest expense	(17,824)	(35,506)	(42,135)	(69,207)	(110,212)
Exchange losses	(5,909)	(11,710)	(21,683)	(79,244)	(45,052)
Debt extinguishment loss	—	(2)	—	(20,980)	(2)
Others, net	(18,134)	(4,518)	112,321	36,305	105,966

Total other (expenses)/income, net	(21,545)	(6,972)	100,693	4,814	79,624

(Loss)/profit before income tax	(88,224)	244,640	454,641	(1,465,596)	700,192
Income tax benefit/(expense)	8,419	(26,357)	14,760	13,011	(23,185)

Net (loss)/profit	(79,805)	218,283	469,401	(1,452,585)	677,007
Net loss attributable to noncontrolling interests	290	719	829	15,825	3,123

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(79,515)	219,002	470,230	(1,436,760)	680,130
Net (loss)/profit per share, basic	(0.19)	0.52	1.13	(3.45)	1.62
Net (loss)/profit per ADS, basic	(0.19)	0.52	1.13	(3.45)	1.62
Net (loss)/profit per share, diluted	(0.19)	0.51	1.05	(3.45)	1.58
Net (loss)/profit per ADS, diluted	(0.19)	0.51	1.05	(3.45)	1.58
Weighted average number of ordinary shares, basic	417,849,446	419,443,582	417,467,814	416,475,386	418,989,673
Weighted average number of ADS, basic	417,849,446	419,443,582	417,467,814	416,475,386	418,989,673
Weighted average number of ordinary shares, diluted	417,849,446	437,370,780	454,956,127	416,475,386	439,461,086
Weighted average number of ADS, diluted	417,849,446	437,370,780	454,956,127	416,475,386	439,461,086

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	26,781	26,314	27,418	58,828	77,728
Sales and marketing expenses	16,015	19,800	19,277	41,936	55,494
General and administrative expenses	133,825	137,165	141,341	430,681	423,003
Research and development expenses	120,490	101,568	109,225	289,731	316,648

Total	297,111	284,847	297,261	821,176	872,873

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	September 30,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,249,382	12,101,172
Time deposits	3,588,475	6,209,944
Restricted cash	50,000	50,800
Accounts receivable, net	1,226,875	1,135,917
Prepayments and other current assets	1,934,788	2,326,997
Short-term investments	2,706,535	5,176,449

Total current assets	19,756,055	27,001,279

Non-current assets:
Property and equipment, net	589,227	636,554
Production cost, net	1,851,207	1,618,295
Intangible assets, net	3,201,012	2,939,518
Goodwill	2,725,130	2,725,130
Long-term investments, net	3,911,592	4,353,581
Other long-term assets	664,277	658,749

Total non-current assets	12,942,445	12,931,827

Total assets	32,698,500	39,933,106

Liabilities
Current liabilities:
Accounts payable	4,801,416	5,297,185
Salary and welfare payables	1,599,482	1,526,485
Taxes payable	428,932	419,005
Short-term loan and current portion of long-term debt	1,571,836	1,636,078
Deferred revenue	3,802,307	4,428,786
Accrued liabilities and other payables	2,558,830	3,169,792

Total current liabilities	14,762,803	16,477,331
Non-current liabilities:
Long-term debt	3,264,153	8,056,329
Other long-term liabilities	567,631	507,797

Total non-current liabilities	3,831,784	8,564,126

Total liabilities	18,594,587	25,041,457

Total Bilibili Inc.’s shareholders’ equity	14,108,397	14,899,296
Noncontrolling interests	(4,484)	(7,647)

Total shareholders’ equity	14,103,913	14,891,649

Total liabilities and shareholders’ equity	32,698,500	39,933,106

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Net cash provided by operating activities	2,225,629	1,989,265	2,016,188	4,613,866	5,307,548

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
(Loss)/profit from operations	(66,679)	251,612	353,948	(1,470,410)	620,568
Add:
Share-based compensation expenses	297,111	284,847	297,261	821,176	872,873
Amortization expense related to intangible assets acquired through business acquisitions	41,776	36,692	36,657	125,328	110,041

Adjusted profit/(loss) from operations	272,208	573,151	687,866	(523,906)	1,603,482

Net (loss)/profit	(79,805)	218,283	469,401	(1,452,585)	677,007
Add:
Share-based compensation expenses	297,111	284,847	297,261	821,176	872,873
Amortization expense related to intangible assets acquired through business acquisitions	41,776	36,692	36,657	125,328	110,041
Income tax related to intangible assets acquired through business acquisitions	(5,406)	(4,136)	(4,131)	(16,220)	(12,403)
(Loss)/gain on fair value change in investments in publicly traded companies	(17,778)	25,641	(12,894)	10,347	61,616
Loss on repurchase of convertible senior notes	—	2	—	20,980	2

Adjusted net profit/(loss)	235,898	561,329	786,294	(490,974)	1,709,136

Net (loss)/profit margin	-1.1%	3.0%	6.1%	-7.6%	3.1%

Adjusted net profit/(loss) margin	3.2%	7.6%	10.2%	-2.6%	7.8%

Net loss attributable to noncontrolling interests	290	719	829	15,825	3,123

Adjusted net profit/(loss) attributable to Bilibili Inc.’s shareholders	236,188	562,048	787,123	(475,149)	1,712,259

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Adjusted net profit/(loss) per share, basic	0.57	1.34	1.89	(1.14)	4.09
Adjusted net profit/(loss) per ADS, basic	0.57	1.34	1.89	(1.14)	4.09
Adjusted net profit/(loss) per share, diluted	0.57	1.29	1.75	(1.14)	3.92
Adjusted net profit/(loss) per ADS, diluted	0.57	1.29	1.75	(1.14)	3.92
Weighted average number of ordinary shares, basic	417,849,446	419,443,582	417,467,814	416,475,386	418,989,673
Weighted average number of ADS, basic	417,849,446	419,443,582	417,467,814	416,475,386	418,989,673
Weighted average number of ordinary shares, diluted	417,849,446	437,370,780	454,956,127	416,475,386	439,461,086
Weighted average number of ADS, diluted	417,849,446	437,370,780	454,956,127	416,475,386	439,461,086